Exhibit 99.2

PRESS RELEASE

Sanofi Launches Action 2016, a Worldwide Employee

Stock Purchase Plan

Paris, France – June 9, 2016 - Sanofi announced today the launch of Action 2016, a worldwide stock purchase plan reserved for its employees. In doing such a capital increase, Sanofi intends to better associate its employees with the future development and results of the company. The plan will take place in more than 90 countries.

On March 3, 2016 the Board of Directors authorized an issuance of ordinary shares of Sanofi for the benefit of employees participating in the Group Savings Plan. The subscription price is €57.25. It is equal to 80 % of the average of the opening price of the Sanofi share on Euronext Paris over the 20 stock exchange trading sessions preceding June 8, 2016. Any subscription for a minimum of five shares as part of such issuance shall entitle the employee to one matching share. A subscription for ten shares at least or more shall give right to two matching shares as an employer contribution. Employees may choose to subscribe a maximum of 1,500 shares within the limit of a maximum subscription amount which does not exceed 25% of their gross annual remuneration.

An eligibility condition of three months of seniority as at the closing date of the subscription period will be applied. The subscription period will run from June 13, 2016 (inclusive) until June 24, 2016 (inclusive).

The issuance of new shares and the share delivery process should occur by the end of July 2016.

The total number of shares that may be issued under the plan is limited to 6.5 million shares (corresponding to a share capital increase in terms of par value of up to €13 million, representing 0.5 % of the share capital).

The newly issued shares, including the matching shares (the “Shares”) will be subscribed (or delivered) either directly or through employee shareholding funds (“FCPE”), depending on the legal and/or tax regulations applicable in the various countries of residence of the beneficiaries of the capital increase.

The Shares will be fully fungible with the existing ordinary shares of Sanofi and will be entitled to dividends distributed on benefits relating to the fiscal year starting as of January 1, 2016.

The voting rights attached to the Shares subscribed will be directly exercised by the employees.

The subscribers to the plan will be required to hold the Shares or the corresponding “FCPE” units during a period of approximately five years, i.e. until May 31, 2021, except upon the occurrence of an early exit event provided in Article R. 3324-22 of the French Labor Code and authorized in the country of the subscriber.

The listing of the Shares on the Euronext Paris market (ISIN Code: FR0000120578) on the same listing line as the existing shares will be requested as soon as possible after the completion of the capital increase.

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This press release does not constitute an offer to sell or a solicitation to purchase Sanofi shares. The offering of Sanofi shares reserved for employees will be conducted only in countries where such an offering has been registered or notified to the competent local authorities and/or following approval of a prospectus by the competent local authorities or in consideration of an exemption to prepare a prospectus or to make any registration or notification of the offering, when such a procedure is required.

More generally, the offering will only be conducted in countries where all required filing procedures and/or notifications have been completed and the authorizations have been obtained, and procedures for consultation or information of staff representatives have been fulfilled.

This press release is not intended for, and copies thereof should not be sent to, countries in which such a prospectus has been approved or such an exemption is not available or where all of the required filing procedures, notifications, consultation and/or information required have been completed or where the authorizations have been obtained. This applies in particular to Morocco, where the formalities are still pending with the authorities, but could also involve other countries.

For any questions related to the following share capital increase, each beneficiary may consult the information booklet and all other documents made available and/or contact his/her human resources manager.

This press release is made in reliance of the exemption from publishing a prospectus provided for in Article 4(1)(e) of the EU Prospectus Directive 2003/71/EC, as amended. It constitutes the document required to qualify for the exemption from the requirement to publish a prospectus as defined in the EU Prospectus Directive 2003/71/EC, as amended, transposed in internal law of the member states of the European Union and, with respect to French law, to Articles 212-4 (paragraph 5) and 212-5 (paragraph 6) of the AMF’s General Regulations and to Article14 of Instruction n°2005-11 of December 13, 2005, as well as the press release required by the AMF in accordance with Article 223-2 of the AMF’s General Regulations.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Media Relations Nicolas Kressmann Tel.: + (33) 1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: + (33) 1 53 77 45 45 ir@sanofi.com

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